March 21, 2006
By EDGAR, Facsimile (202) 772-9220 and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jill Davis

Re:	Infinity Energy Resources, Inc. Form 8-K Filed March 2, 2006
Dear Ms. Davis:
On behalf of Infinity Energy Resources, Inc. (the “Company”), set forth below is the response of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated March 7, 2006 regarding the above-referenced filing.
Comment 1: Please modify your filing to confirm, if true, that your certifying officers will reconsider the effect on the adequacy of your disclosure controls and procedures as of the end of the period(s) covered by your amended filings for all required periods in light of the financial accounting issue you have identified.
Response 1: We confirm that our certifying officers have reconsidered the effect on the adequacy of our disclosure controls and procedures as of the end of the period(s) covered by our amended filings for all required periods in light of the financial accounting issue we have identified. To that end, we have revised the disclosure in Item 4 of Part 1 of our Quarterly Report on Form 10-Q/A for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed on March 8, 2005.
Comment 2: We note that you intend to file restated financial statements for the affected periods. Please indicate when you expect to file your restated financial statements. We may have further comment after you file the restated financial statements.
Response 2: We filed Forms 10-Q/A with restated financial statements for the affected periods on March 8, 2006.
In connection with its response to these comments, the Company acknowledges the following:
(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Jill Davis
Securities and Exchange Commission
March 21, 2006

(3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (720) 932-6892 if you would like to discuss these matters.
Very truly yours,
Timothy A. Ficker
Vice President, Chief Financial Officer
cc: James A. Tuell, Infinity Energy Resources, Inc.
      Deborah Friedman, Esq., Davis Graham & Stubbs LLP